April 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

RE:  Houston American Energy Corp. - SEC File No. 1-32955

Dear Sir or Madam:

We have read the statements made by Houston American Energy Corp., which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated April 16, 2007. We agree with the statements regarding our firm made in the first sentence of the first paragraph and the statements made in the third, fourth, fifth and seventh paragraphs of the Form 8-K.

We have no basis on which to agree or disagree with any other statements made in the Form 8-K and, accordingly, make no comment on such statements.

Very truly yours,

/s/ Thomas Leger & Co., L.L.P.

Thomas Leger & Co., L.L.P.